12010405

Mail Processing Section

FEB 29 2012

Washington, DC 125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52158

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VFIC SECURITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1030 Old Valley Forge Road
(No. and Street)

King of Prussia (City) PA (State) 19406 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward McLean 484-679-4046
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gallagher, McDevitt Schaller & Sargent LLC
(Name – *if individual, state last, first, middle name*)

237 Lancaster Ave, Suite 1000 (Address) Devon (City) PA (State) 19333 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward M McLean, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UFIC Securities, Inc., as of 12/31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
ANN M. SUPLEE, Notary Public
Upper Merion Twp., Montgomery County
My Commission Expires March 21, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VFIC Securities, Inc.

Financial Statements

December 31, 2011

VFIC Securities, Inc.
Table of Contents
December 31, 2011

GMS Surgent
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Independent Auditors' Report

Board of Directors
VFIC Securities, Inc.
King of Prussia, PA

We have audited the accompanying statement of financial condition of VFIC Securities, Inc. (the "Company") as of December 31, 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VFIC Securities, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gallagher, McDevitt, Schalleur + Surgent, LLC

Gallagher, McDevitt, Schalleur & Surgent, LLC
Devon, Pennsylvania
February 27, 2012

VFIC Securities, Inc.
Statement of Financial Condition
December 31, 2011

Assets

Cash and cash equivalents	$	108,142
Accounts receivable, net of allowance		55,598
Related party receivable		4,995
Investments		12,255
Prepaid expenses		15,399
Furniture and fixtures, at cost, less accumulated depreciation of $48		3,949
Total assets	$	**200,338**

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable	$	54,818
Total liabilities		**54,818**
Stockholders' equity		
Common stock, no par value, stated value $0.15 per share; 100,000 shares authorized, issued, and outstanding		15,000
Retained earnings		123,993
Accumulated other comprehensive income		6,527
Total stockholders' equity		**145,520**
Total liabilities and stockholders' equity	$	**200,338**

See independent auditors' report.
The accompanying notes are an integral part of these financial statements.

VFIC Securities, Inc.
Statement of Income
Year Ended December 31, 2011

Revenues		
Commissions	$	1,382,837
Interest		1,783
Total revenues		1,384,620
Expenses		
Advertising		200
Broker dealer fees		22,666
Commissions and management fees		973,759
Computer expense		9,701
Director fees		2,178
Depreciation		48
Dues and licenses		10,116
Education and seminars		3,826
Employee benefits		44,178
Insurance		14,791
Miscellaneous expense		3,394
Office expense		11,818
Payroll taxes		15,959
Retirement plan		10,723
Professional fees		12,750
Rent		16,148
Salaries and wages		168,656
Travel and entertainment		10,143
Total expenses		1,331,054
Net income		53,566
Other comprehensive income		
Unrealized gain arising during the year on securities available for sale		390
Total other comprehensive income		390
Comprehensive income	$	53,956

See independent auditors' report.
The accompanying notes are an integral part of these financial statements.

VFIC Securities, Inc.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2011

	Common Stock	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Deficit)	Total
Balance, December 31, 2010	$ 15,000	$ 110,427	$ 6,137	**$ 131,564**
Net income	-	53,566	-	**53,566**
Other comprehensive income	-	-	390	**390**
Total comprehensive income	**-**	**53,566**	**390**	**53,956**
Distributions	-	(40,000)	-	**(40,000)**
Balance, December 31, 2011	**$ 15,000**	**$ 123,993**	**$ 6,527**	**$ 145,520**

See independent auditors' report.
The accompanying notes are an integral part of these financial statements.

VFIC Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2011

Cash flows from operating activities		
Net income	$	**53,566**
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization		**48**
(Gain) loss on disposal of property		
Realized (gain) loss on investments		
(Increase) decrease in accounts receivable, net of allowance		**(16,499)**
(Increase) decrease in related party receivable		**(634)**
(Increase) decrease in prepaid expenses		**4,616**
Increase (decrease) in accounts payable		**32,532**
Net cash provided by operating activities		**73,629**
Cash flows from investing activities		
Cash paid for purchases of property and equipment		**(3,997)**
Net cash used for investing activities		**(3,997)**
Cash flows from financing activities		
Shareholder distributions		**(40,000)**
Net cash used for financing activities		**(40,000)**
Net increase in cash and cash equivalents		**29,632**
Cash and cash equivalents, beginning of year		**78,510**
Cash and cash equivalents, end of year	**$**	**108,142**

See independent auditors' report.

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

VFIC Securities, Inc. (the Company) is registered as a broker-dealer in securities with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3.

The Company operates a branch in a suburban community in Pennsylvania. The Company's primary source of revenue is from commissions on investment transactions in mutual funds and private equity securities. Customers are predominately located in the northeastern section of the United States.

Basis of Accounting

The financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company recognizes bad debt expense under the direct write-off method. Accounts receivable consist of commissions on investment transactions in mutual funds and private equity securities. At December 31, 2011 the Company believes the accounts receivable balance is collectible and that a reserve requirement is not necessary.

Furniture and Fixtures

Furniture and fixtures are recorded at cost. The cost of furniture and fixtures is depreciated using the straight line method of depreciation over a recovery period of seven years. Renewals and betterments considered to materially extend the asset's useful life are capitalized. Maintenance and repairs are charged to operations when incurred. The cost and corresponding accumulated depreciation at December 31, 2011 was $3,997 and ($48), respectively. Depreciation expense for the year ended December 31, 2011 was $48.

Financial Instruments

The Company's financial instruments are cash and cash equivalents, accounts receivable, investments, and accounts payable. The recorded values of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair values based on their short-term nature. Investments are recorded at fair market value based on closing market prices.

Compensated Absences

Employees of the Company are entitled to paid sick leave, depending on length of service. It is impracticable to estimate the amount of compensation for absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees. The Company's management believes the amount is not material to the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising Costs
The Company expenses advertising costs as they are incurred. Advertising expenses for the year ended December 31, 2011 were $200.

Commissions
Commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

Fair Value Measurements
The Company follows the accounting guidance regarding Fair Value Measurements. The guidance defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

- Level 1 - Quoted prices in active markets for identical assets or liabilities.

- Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

  If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets at fair value. There have been no changes in the methodologies used at December 31, 2011.

Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Concentration of Credit Risk
The Company places its cash and cash equivalents with financial institutions, which at times may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 on interest bearing accounts and are fully insured on noninterest bearing accounts. At December 31, 2011, the Company had $0 in excess of FDIC insured limits.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes
The Company, with the consent of its shareholders effective January 1, 2006, has elected under the Internal Revenue Code to be taxed as an S Corporation. The shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the financial statements. Certain specific deductions and credits flow through the Company to its shareholders.

The Company files income tax returns in the U.S. federal jurisdiction and the Commonwealth of Pennsylvania. With few exceptions, the Company is no longer subject to U.S. federal and state tax examinations for returns filed with tax authorities beyond the six year statute of limitations.

The Company follows the provisions of the accounting guidance regarding Accounting for Uncertainty in Income Taxes. The Company has not identified any uncertain tax positions and therefore no amounts have been accrued at year end.

NOTE 2 - INVESTMENTS

The Company has an investment in an equity security, which is classified as an available-for-sale security. The fair value of the investment, which is traded in the public market, is determined using the closing market price on the balance sheet date. Any appreciation or depreciation of the investment's value is reported as other comprehensive income in the period in which it occurs. Realized gains and losses on investment sales are determined based on the proceeds received upon disposition versus actual costs. At the time an investment is disposed of, any previously recorded unrealized appreciation or depreciation is reclassified to a realized gain or loss.

Following is an investment summary detailing the sources used to value investments as of December 31, 2011.

	Fair Value Measurements at Report Date Using		
Description	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
500 Shares NASDAQ Stock Market	$12,255	N/A	N/A
Total	$12,255	N/A	N/A

At December 31, 2011, the investment in NASDAQ Stock Market had a cost basis of $6,500 and an unrealized gain on investment of $5,755.

Changes in Fair Value Levels
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

Management evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total investments. For the year ended December 31, 2011, there were no transfers in or out of levels 1, 2 or 3.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company pays commissions and management fees to Valley Forge Investment Consultants, Inc. (VFIC) for management services provided to the Company. The commissions and management fees for 2011 amounted to $629,375. In addition Valley Forge Financial Group, Inc. (VFFG) allocated $551,417 in costs to the Company for salary, employee benefits, insurance, and occupancy expenses. Rental expense of $16,148 includes $13,788 paid to an entity controlled by VFFG's controlling stockholder for office space in King of Prussia, PA. At December 31, 2011, accounts payable to VFIC and VFFG were $45,846 and $8,972, respectively. VFIC and VFFG have common ownership with the Company.

In 2011, the Company received placement fees from entities commonly owned by the owners of VFIC of $134,864, which is included in gross commissions. At December 31, 2011, accounts receivable included $4,995 due from these entities.

NOTE 4 - RETIREMENT PLAN

Eligible employees participate in a 401(k) Savings Plan of an affiliated entity, which provides for contributions at the option of the Company. The Company contributed $10,723 to the Plan in 2011.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $119,339, which was $114,339 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.459 to 1.

The Company is exempt from the reserve requirements under rule 15c3-3 of the SEC at December 31, 2011 since there were no customer accounts carried on its books as of that date or at any time during the year ended December 31, 2011. Regarding Securities and Exchange Commission Rule 15c3-3 Exemption (k)(2)(i), the Company does not hold customer funds or safe keep customer securities.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2012, which is the date the financial statements were available to be issued.

Supplementary Information

VFIC Securities, Inc.
Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2011

Total stockholders' equity	$	145,520
Nonallowable assets		
Related party receivable		(4,995)
Haircut on investments (15%)		(1,838)
Furniture and fixtures		(3,949)
Prepaid expenses		(15,399)
Net capital	$	119,339
Aggregate indebtedness		
Account payable		54,818
Computation of basis net capital requirement		
Net capital	$	119,339
Minimum net capital requirement		5,000
Excess net capital	$	114,339
Excess net capital at 1,000 percent	$	113,857
Ratio: Aggregate indebtedness to net capital		0.459 : 1

Reconciliation with Company's computation (included in part II of Form X-17A-5 as of December 31, 2011)

Net capital as reported in the Company's part II (unaudited) FOCUS report	$	140,062
Difference due to unrecorded receivables:		
Commissions expense not accrued		2,532
Difference due to unrecorded liabilities:		
Commissions expense not accrued		(23,255)
Net capital per above	$	119,339

GMS Surgent
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Independent Auditors' Report on Internal Control

Board of Directors
VFIC Securities, Inc.
King of Prussia, PA

In planning and performing our audit of the financial statements of VFIC Securities, Inc. (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of VFIC Securities, Inc. as of and for the year ended December 31, 2011, and this report does not affect our report thereon dated February 27, 2012.

1. The Company has inadequate design of monitoring controls relating to the recognition of commission income and the corresponding liability for commission expense. The control deficiency could result in unreported income and unrecognized liabilities.

   Management Response:

   VFIC Securities, Inc. has improved their monitoring controls over the recognition of commission income and the corresponding commission expense. Upon receipt of the cash basis financial statements each month, the Chief Financial Officer, will test a number of transactions, by reviewing the cash receipts journal and determining that the income was appropriately recorded. Commission expense will be tested in the aggregate for mutual fund revenue to assure that the expense is accurate and that the cash has been transferred to the appropriate entity for commission payment to the registered representative.

2. A failure in the operating effectiveness of controls over year-end cash to accrual conversions of financial records occurred, causing cut-off issues. 2011 cash disbursements occurred subsequent to the cash to accrual conversion, which were not identified in the preparation of year-end financial results.

   Management Response:

   The Accounting Manager will notify the Chief Financial Officer when the final cash basis trial balance is available each month and will confirm that no further transactions are being processed. The Chief Financial Officer will use this Trial Balance to create the accrual basis financial statements that are provided to FINRA. The Chief Financial Officer will also utilize the company's bank reconciliations that are provided to him on a monthly basis to test that no transactions have taken place after the date of the "Final" Trial balance.

The Company's written response to the material weaknesses identified in our audit was not subjected to the auditing procedures applied in the audit of the financial statements and, accordingly, we express no opinion on it.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. However, we identified the above internal control weaknesses that we consider to be material weaknesses, as defined above, and communicated them in writing to management and those charged with governance on February 27, 2012.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gallagher, McDevitt, Schalleur & Surgent, LLC

Gallagher, McDevitt, Schalleur & Surgent, LLC
Devon, Pennsylvania
February 27, 2012